FOR:      NATHAN'S FAMOUS, INC.

COMPANY   Ronald G. DeVos, Vice President - Finance and CFO
CONTACT:  (516) 338-8500 ext. 229

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                          NATHAN'S FAMOUS, INC. AMENDS
                          COMMON SHARE PURCHASE RIGHTS
                          ----------------------------

     WESTBURY, NY, December 10, 1999 - Effective today the Board of Directors of Nathan's Famous Inc. (Nasdaq Symbol: NATH) amended the terms of its Common Share Purchase Rights to reduce to 15% the threshold at which the rights become exercisable.

     Howard M. Lorber,  Chairman and Chief Executive Officer of Nathan's stated:
"The Rights were adopted to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Nathan's without paying all stockholders a premium for that control. The Rights are not being amended in response to any specific takeover threat, but are a response to the general takeover environment."

     The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     As amended, the Rights will be exercisable only if a person or group acquires 15% or more of Nathan's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right entitles stockholders to buy no less than one share of Nathan's common stock at an exercise price of $4. If Nathan's is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.

     The Rights were initially adopted by Nathan's on June 20, 1995 and will expire on June 20, 2005.

     As a result of the acquisitions of Miami Subs and Kenny Rogers Roasters, Nathan's today consists of 37 Company-owned units, 421 franchised or licensed units in addition to over 900 Branded Product points of distribution that feature Nathan's world famous all-beef hot dogs, located in forty-one states, the District of Columbia and seventeen foreign countries.